File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application for an Order to Amend a Prior Order UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

Owl Rock Capital CorpORATION, Owl Rock Capital CorpORATION II, Owl Rock Capital CorpORATION III, Owl Rock Core Income Corp., Owl Rock Technology Finance Corp., Owl Rock Technology Finance Corp. II, Owl Rock Technology Income Corp., Owl Rock Capital Advisors LLC, Owl Rock Technology Advisors LLC, Owl Rock Technology Advisors II LLC, Owl Rock Capital Private Fund Advisors LLC, Owl Rock Diversified Advisors LLC, Owl Rock First Lien Master Fund, L.P., Owl Rock First Lien Sub-Master Fund 2, L.P., Owl Rock First Lien Sub-Master Fund Zero, L.P., Parliament Funding I LLC, Owl Rock First Lien Master Fund II, L.P., Owl Rock Diversified Lending 2020 Master Fund, L.P., Owl Rock Unlevered Diversified Lending 2020 Master Fund L.P., Owl Rock Unlevered Diversified Lending Sub-Master Fund 1, L.P., Owl Rock Unlevered Diversified Lending Sub-Master Fund 2, L.P., Parliament Funding III LLC, Owl Rock US Direct Lending SMA 2019 LP, OR Opportunistic DL (C), L.P., Owl Rock Opportunistic Master Fund I, L.P., Owl Rock Opportunistic Master Fund II, L.P, OR Opportunistic I (H), L.P., Owl Rock Access Fund, L.P., OR Opportunistic Co-Invest II (A), L.P., ORO II MASTER FUND I, L.P., ORO II MASTER FUND II, L.P., OR LENDING LLC, ORCC FINANCING II LLC, ORCC FINANCING III LLC, ORCC FINANCING IV LLC, OWL ROCK CLO I, LLC, OWL ROCK CLO I, LTD, OWL ROCK CLO II, LLC, OWL ROCK CLO II, LTD, OWL ROCK CLO III, LTD, OWL ROCK CLO IV, LTD, OWL ROCK CLO V, LTD, OWL ROCK CLO VI, LTD, OR AH I LLC, OR DH I LLC, OR GH I LLC, OR MH I LLC, OR HH I LLC, OR HEH I LLC, OR PCF I LLC, ORCC BC 2 LLC, ORCC BC 3 LLC, ORCC BC 4 LLC, ORCC BC 5 LLC, ORCC BC 6 LLC, ORCC BC 7 LLC, ORCC BC 8 LLC, OR ATLANTA MH LLC, OR GARDEN STATE MH LLC, OR JEMICO MH LLC, OR LONG ISLAND MH LLC, OR MIDWEST MH LLC, OR TORONTO MH LLC, OR LENDING II LLC, ORCC II FINANCING LLC, ORCC II FINANCING II LLC, OR DH II LLC, OR MH II LLC, OR HH II LLC, OR HEH II LLC, OR Long Island MH II LLC, OR Garden State MH II LLC, OR Toronto MH II LLC, OR Midwest MH II LLC, OR Jemico MH II LLC, OR Atlanta MH II LLC, OR PCF II LLC, OR GH II LLC, OR AH II LLC, ORCC II BC 2 LLC, ORCC II BC 3 LLC, ORCC II BC 4 LLC, ORCC II BC 5 LLC, ORCC II BC 6 LLC, ORCC II BC 7 LLC, ORCC II BC 8 LLC, OR LENDING III LLC, ORCC III FINANCING LLC, ORCC III FINANCING II LLC, OR PCF III LLC, OR AH III LLC, ORCC III BC 2 LLC, ORCC III BC 3 LLC, ORCC III BC 4 LLC, ORCC III BC 5 LLC, ORCC III BC 6 LLC, ORCC III BC 7 LLC, ORCC III BC 8 LLC, ORCIC AH LLC, ORCIC BC 2 LLC, ORCIC BC 3 LLC, ORCIC BC 4 LLC, ORCIC BC 5 LLC, ORCIC BC 6 LLC, OR Lending IC LLC, ORCIC PCF LLC, Core Income Funding I LLC, Core Income Funding II LLC, Core Income Funding III LLC, Core Income Funding IV LLC, OR TECH LENDING LLC, OR TECH FINANCING I LLC, OWL ROCK TECHNOLOGY FINANCING 2020-1, OWL ROCK TECHNOLOGY FINANCING 2020-1 LLC, ORTF FUNDING I LLC, ORT KB LLC, ORTF BC 1 LLC, ORTF BC 2 LLC, ORTF BC 3 LLC, ORTF BC 4 LLC, OR TECH LENDING II LLC, ORTF II BC 1 LLC, ORTF II BC 2 LLC, OR Tech LENDING IC LLC, ORTIC BC 1 LLC, ORTIC BC 2 LLC, TECH INCOME FUNDING I LLC, ORCIC BC 7 LLC, ORCIC BC 8 LLC, ORCIC BC 9 LLC and OWL ROCK CLO VII LLC

399 Park Avenue, 38th Floor

New York, NY 10022

All Communications, Notices and Orders to:

Neena Reddy

Vice President and Secretary

Owl Rock Capital Corporation

399 Park Avenue, 38th Floor

New York, NY 10022

(212) 419-3000

neena.reddy@blueowl.com

Copies to:

Cynthia M. Krus, Esq.

Anne G. Oberndorf, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

(202) 383-0100

May 24, 2022

1

INTRODUCTION

A. Summary of Application

On February 7, 2017, the Securities and Exchange Commission (the “Commission”) issued an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, as described more fully therein (the “Prior Order”).2 The Prior Order permits certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment entities.

The Applicants (defined below) hereby seek an amended order (the “Amended Order”) from the Commission under Section 57(i) of the 1940 Act, and Rule 17d-1 thereunder to amend the term “Follow-On Investment” to mean (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment.

B. Applicants

•	Owl Rock Capital Corporation (“ORCC”), a Maryland corporation that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. The investment adviser to ORCC is ORCA (as defined below).

•	Owl Rock Capital Corporation II (“ORCC II”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to ORCC II is ORCA.

•	Owl Rock Capital Corporation III (“ORCC III”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to ORCC III is ORDA (as defined below).

•	Owl Rock Core Income Corp. (“ORCIC”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to ORCIC is ORCA.

•	Owl Rock Technology Finance Corp. (“ORTF”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to ORTF is ORTA (as defined below).

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 See Owl Rock Capital Corporation, et al. (File No. 812-14568) Investment Company Act Rel. Nos. 32422 (January 11, 2017) (notice) and 32469 (February 7, 2017) (order).

2

•	Owl Rock Technology Finance Corp. II (“ORTF II”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to ORTF II is ORTA II (as defined below).

•	Owl Rock Technology Income Corp. (“ORTIC” and, together with ORCC, ORCC II, ORCC III, ORCIC, ORTF and ORTF II, the “Existing Regulated Funds”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to ORTIC is ORTA II.

•	Owl Rock Capital Advisors LLC (“ORCA”), a Delaware limited liability company that serves as the investment adviser to ORCC, ORCC II, ORCIC and certain Existing Affiliated Funds on behalf of itself and its successors.[3] ORCA is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

•	Owl Rock Diversified Advisors LLC (“ORDA”), a Delaware limited liability company that serves as the investment adviser to ORCC III and certain Existing Affiliated Funds (as defined below) on behalf of itself and its successors. ORDA is an investment adviser registered under the Advisers Act.

•	Owl Rock Technology Advisors LLC (“ORTA”), a Delaware limited liability company that serves as the investment adviser to ORTF on behalf of itself and its successors. ORTA is an investment adviser registered under the Advisers Act.

•	Owl Rock Technology Advisors II LLC (“ORTA II”), a Delaware limited liability company that serves as the investment adviser to ORTF II and ORTIC on behalf of itself and its successors. ORTA II is an investment adviser registered under the Advisers Act.

•	Owl Rock Capital Private Fund Advisors LLC (“ORCPFA”, and together with ORCA, ORDA, ORTA and ORTA II, the “Existing Advisers”), a Delaware limited liability company that serves as the investment advisor to certain of the Existing Affiliated Funds, on behalf of themselves and their successors. ORCPFA is an investment adviser registered under the Advisers Act. All of the Existing Advisers are under common control.

•	Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined in the Prior Order) of the Existing Regulated Funds.

•	Certain existing affiliated funds (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Advisers and the Existing Wholly-Owned Subsidiaries, the “Applicants”).

3 The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

3

All Applicants are eligible to rely on the Prior Order.4

C. Defined Terms

Except as stated herein, defined terms used in this application (the “Application”) have the same meanings provided in the application for the Prior Order, as amended and restated (the “Prior Application”)5.

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

II. Applicants’ Proposal

The Amended Order, if granted, would expand the relief provided in the Prior Order to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. The requested relief is based on the temporary relief granted by the Commission on April 8, 20206.

III.            STATEMENT IN SUPPORT OF RELIEF REQUESTED

Except as stated herein, the disclosure in Section III, “Order Requested,” Section IV, "Statement in Support of Relief Requested," and Section V, "Precedents," of the Prior Application is equally applicable to this Application.

IV.            CONDITIONS

Except as stated herein, the Conditions of the Prior Order, as stated in Section III-D of the Prior Application, will remain in effect. Any language in the Conditions of the Prior Order stating that an Affiliated Fund is required to have an existing investment in an issuer and/or needs to have previously participated in a Co-Investment Transaction with respect to such issuer in order to participate in a Follow-On Investment shall be deemed removed if the Amended Order is granted.

4 All existing entities that currently rely on the Prior Order and intend to rely on the Amended Order have been named as applicants and any existing or future entities that may rely on the Amended Order in the future will comply with the terms and conditions of the Amended Order as set forth in or incorporated into this Application.

5 See Owl Rock Capital Corporation, et al. (File No. 812-14568) (December 7, 2016) (application).

6 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021) (the “Temporary Relief”).

4

V.            PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Existing Regulated Funds, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Amended Order without holding a hearing.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 24th day of May, 2022.

Owl Rock Capital Corporation

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Capital Corporation II

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Capital Corporation III

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Core Income Corp.

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

5

Owl Rock Technology Finance Corp.

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Technology Finance Corp. II

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Technology Income Corp.

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Capital Advisors LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Chief Legal Officer

Owl Rock Technology Advisors LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Chief Legal Officer

Owl Rock Technology Advisors II LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Chief Legal Officer

Owl Rock Capital Private Fund Advisors LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Chief Legal Officer

6

Owl Rock Diversified Advisors LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Chief Legal Officer

Existing Wholly-Owned Subsidiaries:

OR LENDING LLC
ORCC FINANCING II LLC
ORCC FINANCING III LLC
ORCC FINANCING IV LLC
OWL ROCK CLO I, LLC
OWL ROCK CLO I, LTD
OWL ROCK CLO II, LLC
OWL ROCK CLO II, LTD
OWL ROCK CLO III, LTD
OWL ROCK CLO IV, LTD
OWL ROCK CLO V, LTD
OWL ROCK CLO VI, LTD
OR AH I LLC
OR DH I LLC
OR GH I LLC
OR MH I LLC
OR HH I LLC
OR HEH I LLC
OR PCF I LLC
ORCC BC 2 LLC
ORCC BC 3 LLC
ORCC BC 4 LLC
ORCC BC 5 LLC
ORCC BC 6 LLC
ORCC BC 7 LLC
ORCC BC 8 LLC
OR ATLANTA MH LLC
OR GARDEN STATE MH LLC
OR JEMICO MH LLC
OR LONG ISLAND MH LLC
OR MIDWEST MH LLC
OR TORONTO MH LLC
OR LENDING II LLC
ORCC II FINANCING LLC
ORCC II FINANCING II LLC
OR DH II LLC
OR MH II LLC

7

OR HH II LLC
OR HEH II LLC
OR Long Island MH II LLC
OR Garden State MH II LLC
OR Toronto MH II LLC
OR Midwest MH II LLC
OR Jemico MH II LLC
OR Atlanta MH II LLC
OR PCF II LLC
OR GH II LLC
OR AH II LLC
ORCC II BC 2 LLC
ORCC II BC 3 LLC
ORCC II BC 4 LLC
ORCC II BC 5 LLC
ORCC II BC 6 LLC
ORCC II BC 7 LLC
ORCC II BC 8 LLC
OR LENDING III LLC
ORCC III FINANCING LLC
ORCC III FINANCING II LLC
OR PCF III LLC
OR AH III LLC
ORCC III BC 2 LLC
ORCC III BC 3 LLC
ORCC III BC 4 LLC
ORCC III BC 5 LLC
ORCC III BC 6 LLC
ORCC III BC 7 LLC
ORCC III BC 8 LLC
ORCIC AH LLC
ORCIC BC 2 LLC
ORCIC BC 3 LLC
ORCIC BC 4 LLC
ORCIC BC 5 LLC
ORCIC BC 6 LLC
OR Lending IC LLC
ORCIC PCF LLC
Core Income Funding I LLC
Core Income Funding II LLC
Core Income Funding III LLC
Core Income Funding IV LLC
OR TECH LENDING LLC

8

OR TECH FINANCING I LLC
OWL ROCK TECHNOLOGY FINANCING 2020-1
OWL ROCK TECHNOLOGY FINANCING 2020-1 LLC
ORTF FUNDING I LLC
ORT KB LLC
ORTF BC 1 LLC
ORTF BC 2 LLC
ORTF BC 3 LLC
ORTF BC 4 LLC
OR TECH LENDING II LLC
ORTF II BC 1 LLC
ORTF II BC 2 LLC
OR TECH LENDING IC LLC
ORTIC BC 1 LLC
ORTIC BC 2 LLC
TECH INCOME FUNDING I LLC
ORCIC BC 7 LLC
ORCIC BC 8 LLC
ORCIC BC 9 LLC
OWL ROCK CLO VII LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Authorized Signatory

Existing Affiliated Funds:

Owl Rock First Lien Master Fund, L.P.
Owl Rock First Lien Sub-Master Fund 2, L.P.
Owl Rock First Lien Sub-Master Fund Zero, L.P.
Parliament Funding I LLC
Owl Rock First Lien Master Fund II, L.P.
Owl Rock Diversified Lending 2020 Master Fund, L.P.
Owl Rock Unlevered Diversified Lending 2020 Master Fund L.P

9

Owl Rock Unlevered Diversified Lending Sub-Master Fund 1, L.P.
Owl Rock Unlevered Diversified Lending Sub-Master Fund 2, L.P.
Parliament Funding III LLC
Owl Rock US Direct Lending SMA 2019 LP
OR Opportunistic DL (C), L.P.
Owl Rock Opportunistic Master Fund I, L.P
Owl Rock Opportunistic Master Fund II, L.P
OR Opportunistic I (H), L.P.
Owl Rock Access Fund, L.P.
OR OPPORTUNISTIC CO-INVEST II (A), L.P.
ORO II MASTER FUND I, L.P.
ORO II MASTER FUND II, L.P.

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Authorized Signatory

10

Exhibit A

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of May 24, 2022 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Owl Rock Capital Corporation

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Capital Corporation II

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Capital Corporation III

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Core Income Corp.

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Technology Finance Corp.

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Technology Finance Corp. II

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

11

Owl Rock Technology Income Corp.

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Vice President and Secretary

Owl Rock Capital Advisors LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Chief Legal Officer

Owl Rock Technology Advisors LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Chief Legal Officer

Owl Rock Technology Advisors II LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Chief Legal Officer

Owl Rock Capital Private Fund Advisors LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Chief Legal Officer

Owl Rock Diversified Advisors LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Chief Legal Officer

Existing Wholly-Owned Subsidiaries:

OR LENDING LLC
ORCC FINANCING II LLC
ORCC FINANCING III LLC
ORCC FINANCING IV LLC
OWL ROCK CLO I, LLC
OWL ROCK CLO I, LTD

12

OWL ROCK CLO II, LLC
OWL ROCK CLO II, LTD
OWL ROCK CLO III, LTD
OWL ROCK CLO IV, LTD
OWL ROCK CLO V, LTD
OWL ROCK CLO VI, LTD
OR AH I LLC
OR DH I LLC
OR GH I LLC
OR MH I LLC
OR HH I LLC
OR HEH I LLC
OR PCF I LLC
ORCC BC 2 LLC
ORCC BC 3 LLC
ORCC BC 4 LLC
ORCC BC 5 LLC
ORCC BC 6 LLC
ORCC BC 7 LLC
ORCC BC 8 LLC
OR ATLANTA MH LLC
OR GARDEN STATE MH LLC
OR JEMICO MH LLC
OR LONG ISLAND MH LLC
OR MIDWEST MH LLC
OR TORONTO MH LLC
OR LENDING II LLC
ORCC II FINANCING LLC
ORCC II FINANCING II LLC
OR DH II LLC
OR MH II LLC
OR HH II LLC
OR HEH II LLC
OR Long Island MH II LLC
OR Garden State MH II LLC
OR Toronto MH II LLC
OR Midwest MH II LLC
OR Jemico MH II LLC
OR Atlanta MH II LLC
OR PCF II LLC
OR GH II LLC
OR AH II LLC
ORCC II BC 2 LLC
ORCC II BC 3 LLC

13

ORCC II BC 4 LLC
ORCC II BC 5 LLC
ORCC II BC 6 LLC
ORCC II BC 7 LLC
ORCC II BC 8 LLC
OR LENDING III LLC
ORCC III FINANCING LLC
ORCC III FINANCING II LLC
OR PCF III LLC
OR AH III LLC
ORCC III BC 2 LLC
ORCC III BC 3 LLC
ORCC III BC 4 LLC
ORCC III BC 5 LLC
ORCC III BC 6 LLC
ORCC III BC 7 LLC
ORCC III BC 8 LLC
ORCIC AH LLC
ORCIC BC 2 LLC
ORCIC BC 3 LLC
ORCIC BC 4 LLC
ORCIC BC 5 LLC
ORCIC BC 6 LLC
OR Lending IC LLC
ORCIC PCF LLC
Core Income Funding I LLC
Core Income Funding II LLC
Core Income Funding III LLC
Core Income Funding IV LLC
OR TECH LENDING LLC
OR TECH FINANCING I LLC
OWL ROCK TECHNOLOGY FINANCING 2020-1
OWL ROCK TECHNOLOGY FINANCING 2020-1 LLC
ORTF FUNDING I LLC
ORT KB LLC
ORTF BC 1 LLC
ORTF BC 2 LLC
ORTF BC 3 LLC
ORTF BC 4 LLC
OR TECH LENDING II LLC
ORTF II BC 1 LLC
ORTF II BC 2 LLC

14

OR TECH LENDING IC LLC
ORTIC BC 1 LLC
ORTIC BC 2 LLC
TECH INCOME FUNDING I LLC
ORCIC BC 7 LLC
ORCIC BC 8 LLC
ORCIC BC 9 LLC
ORCIC CLO VII LLC

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Authorized Signatory

Existing Affiliated Funds:

Owl Rock First Lien Master Fund, L.P.
Owl Rock First Lien Sub-Master Fund 2, L.P.
Owl Rock First Lien Sub-Master Fund Zero, L.P.
Parliament Funding I LLC
Owl Rock First Lien Master Fund II, L.P.
Owl Rock Diversified Lending 2020 Master Fund, L.P.
Owl Rock Unlevered Diversified Lending 2020 Master Fund L.P
Owl Rock Unlevered Diversified Lending Sub-Master Fund 1, L.P.
Owl Rock Unlevered Diversified Lending Sub-Master Fund 2, L.P.
Parliament Funding III LLC
Owl Rock US Direct Lending SMA 2019 LP
OR Opportunistic DL (C), L.P.
Owl Rock Opportunistic Master Fund I, L.P
Owl Rock Opportunistic Master Fund II, L.P

15

OR Opportunistic I (H), L.P.
Owl Rock Access Fund, L.P.
OR OPPORTUNISTIC CO-INVEST II (A), L.P.
ORO II MASTER FUND I, L.P.
ORO II MASTER FUND II, L.P.

By:	/s/ Neena Reddy
Name: Neena Reddy
Title: Authorized Signatory

16

Exhibit B.1

RESOLUTIONS OF THE BOARD OF DIRECTORS

OWL ROCK CAPITAL CORPORATION

WHEREAS, the Board of Directors believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

17

Exhibit B.2

RESOLUTIONS OF THE BOARD OF DIRECTORS

OWL ROCK CAPITAL CORPORATION II

WHEREAS, the Board of Directors believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

18

Exhibit B.3

RESOLUTIONS OF THE BOARD OF DIRECTORS

OWL ROCK CAPITAL CORPORATION III

WHEREAS, the Board of Directors believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

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Exhibit B.4

RESOLUTIONS OF THE BOARD OF DIRECTORS

OWL ROCK CORE INCOME Corp.

WHEREAS, the Board of Directors believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

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Exhibit B.5

RESOLUTIONS OF THE BOARD OF DIRECTORS

OWL ROCK TECHNOLOGY FINANCE Corp.

WHEREAS, the Board of Directors believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

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Exhibit B.6

RESOLUTIONS OF THE BOARD OF DIRECTORS

OWL ROCK TECHNOLOGY FINANCE CORP. II

WHEREAS, the Board of Directors believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

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Exhibit B.7

RESOLUTIONS OF THE BOARD OF DIRECTORS

OWL ROCK TECHNOLOGY INCOME CORP.

WHEREAS, the Board of Directors believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the "Application").

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

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Schedule A

Existing Wholly-Owned Subsidiaries of Owl Rock Capital Corporation:

OR LENDING LLC
ORCC FINANCING II LLC
ORCC FINANCING III LLC
ORCC FINANCING IV LLC
OWL ROCK CLO I, LLC
OWL ROCK CLO I, LTD
OWL ROCK CLO II, LLC
OWL ROCK CLO II, LTD
OWL ROCK CLO III, LTD
OWL ROCK CLO IV, LTD
OWL ROCK CLO V, LTD
OWL ROCK CLO VI, LTD
OWL ROCK CLO VII LLC
OR AH I LLC
OR DH I LLC
OR GH I LLC
OR MH I LLC
OR HH I LLC
OR HEH I LLC
OR PCF I LLC
ORCC BC 2 LLC
ORCC BC 3 LLC
ORCC BC 4 LLC
ORCC BC 5 LLC
ORCC BC 6 LLC
ORCC BC 7 LLC
ORCC BC 8 LLC
OR ATLANTA MH LLC
OR GARDEN STATE MH LLC
OR JEMICO MH LLC
OR LONG ISLAND MH LLC
OR MIDWEST MH LLC
OR TORONTO MH LLC

Existing Wholly-Owned Subsidiaries of Owl Rock Capital Corporation II:

OR LENDING II LLC
ORCC II FINANCING LLC
ORCC II FINANCING II LLC
OR DH II LLC
OR MH II LLC
OR HH II LLC
OR HEH II LLC
OR Long Island MH II LLC
OR Garden State MH II LLC
OR Toronto MH II LLC
OR Midwest MH II LLC
OR Jemico MH II LLC
OR Atlanta MH II LLC
OR PCF II LLC
OR GH II LLC

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OR AH II LLC
ORCC II BC 2 LLC
ORCC II BC 3 LLC
ORCC II BC 4 LLC
ORCC II BC 5 LLC
ORCC II BC 6 LLC
ORCC II BC 7 LLC
ORCC II BC 8 LLC

Existing Wholly-Owned Subsidiaries of Owl Rock Capital Corporation III:

OR LENDING III LLC
ORCC III FINANCING LLC
ORCC III FINANCING II LLC
OR PCF III LLC
OR AH III LLC
ORCC III BC 2 LLC
ORCC III BC 3 LLC
ORCC III BC 4 LLC
ORCC III BC 5 LLC
ORCC III BC 6 LLC
ORCC III BC 7 LLC
ORCC III BC 8 LLC

Existing Wholly-Owned Subsidiaries of Owl Rock Core Income Corp.:

ORCIC AH LLC
ORCIC BC 2 LLC
ORCIC BC 3 LLC
ORCIC BC 4 LLC
ORCIC BC 5 LLC
ORCIC BC 6 LLC
ORCIC BC 7 LLC
ORCIC BC 8 LLC
ORCIC BC 9 LLC
OR Lending IC LLC
ORCIC PCF LLC
Core Income Funding I LLC
Core Income Funding II LLC
Core Income Funding III LLC
Core Income Funding IV LLC

Existing Wholly-Owned Subsidiaries of Owl Rock Technology Finance Corp.:

OR TECH LENDING LLC
OR TECH FINANCING I LLC
OWL ROCK TECHNOLOGY FINANCING 2020-1
OWL ROCK TECHNOLOGY FINANCING 2020-1 LLC
ORTF FUNDING I LLC
ORT KB LLC
ORTF BC 1 LLC
ORTF BC 2 LLC
ORTF BC 3 LLC
ORTF BC 4 LLC

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Existing Wholly-Owned Subsidiaries of Owl Rock Technology Finance Corp. II:

OR TECH LENDING II LLC
ORTF II BC 1 LLC
ORTF II BC 2 LLC

Existing Wholly-Owned Subsidiaries of Owl Rock Technology Income Corp.:

OR TECH LENDING IC LLC
ORTIC BC 1 LLC
ORTIC BC 2 LLC
Tech Income Funding I LLC

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Schedule B

Existing Affiliated Funds Whose Adviser is Owl Rock Capital Private Fund Advisors LLC:

Owl Rock First Lien Master Fund, L.P.
Owl Rock First Lien Sub-Master Fund 2, L.P.
Owl Rock First Lien Sub-Master Fund Zero, L.P.
Parliament Funding I LLC
Owl Rock US Direct Lending SMA 2019 LP
OR Opportunistic I (H), L.P.
OR Opportunistic DL (C), L.P.
Owl Rock Access Fund, L.P.
Owl Rock Opportunistic Master Fund I, L.P
Owl Rock Opportunistic Master Fund II, L.P
OR Opportunistic Co-Invest II (A), L.P.

Existing Affiliated Fund Whose Adviser is Owl Rock Capital Advisors LLC

Owl Rock First Lien Master Fund II, L.P.
ORO II Master Fund I, L.P.
ORO II Master Fund II, L.P.

Existing Affiliated Funds Whose Adviser is Owl Rock Diversified Advisors LLC

Owl Rock Diversified Lending 2020 Master Fund, L.P.
Owl Rock Unlevered Diversified Lending 2020 Master Fund L.P
Owl Rock Unlevered Diversified Lending Sub-Master Fund 1, L.P.
Owl Rock Unlevered Diversified Lending Sub-Master Fund 2, L.P.
Parliament Funding III LLC

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